Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3 No. 333-         ) and related Prospectus of WCI Communities, Inc. for the registration of 13,964,121 shares of its common stock and of up to $250,000,000 in aggregate principal amount of its common stock, preferred stock, debt securities, warrants, purchase contracts, units, and/or guarantees of debt securities and to the incorporation by reference therein of our report dated February 27, 2014, with respect to the consolidated financial statements of WCI Communities, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2013, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Certified Public Accountants

Miami, Florida

November 14, 2014